MG Capital Releases Presentation Detailing Nominees' Plan and Strategy for a Better HC2

Diagnoses the Value-Destructive Issues That Have Plagued HC2 Over the Past Six Years, Including Dismal Corporate Governance, Debt-Fueled Acquisitions, and Rampant Self-Dealing Under Philip Falcone and the Current Board

Highlights Nominees' Highly-Relevant Expertise and Experience in Public Company Governance, Debt Reduction, Regulatory Affairs, and the Sectors HC2 Invests Across

Outlines Comprehensive and Credible Plan to Cut Excessive Overhead, Pay Down $400+ Million in Holding Company Debt, and Prioritize Core Assets

Sees Clear Path to Delivering an Estimated $9 Per Share in Value for Long-Suffering Stockholders

Urges Stockholders to Vote on the GREEN Consent Card For Our Six World-Class Nominees, Who Have Been Recruited Because They Have the Skills and Qualifications to Turn Around HC2

NEW YORK–April 13, 2020–BUSINESSWIRE– MG Capital Management, Ltd. (together with Percy Rockdale LLC, the nominating stockholder, and its affiliates, "MG Capital" or "we"), a significant stockholder of HC2 Holdings, Inc. (NYSE: HCHC) ("HC2" or the "Company"), which collectively with the other participants in its solicitation beneficially owns more than 6% of the Company's outstanding shares, today issued a nearly 100-page presentation detailing the case for immediate, wholesale change at HC2 and outlining how MG Capital's slate of six, highly-qualified director nominees will implement an effective transition plan and a long-term strategy if they are elected to the Board of Directors (the "Board").

We invite stockholders to view our full presentation here. To learn more about how to consent on the GREEN card, visit www.ABetterHC2.com.

Overview of Our Case for Wholesale Change

Overview of our robust case for urgent change includes:

- **Dismal Long-Term Financial Performance:** Since Mr. Falcone's Board tenure began, HC2 has delivered abysmal total stockholder returns over one-year (-33.43%), three-year (-65.56%), five-year (-71.97%) and six-year (-35.14%) horizons.[1]

- **$59 Million in Compensation for Mr. Falcone:** HC2's Board has rewarded Mr. Falcone with aggregate compensation of $59 million over his six-year tenure – an enormous sum.

- **$400 Million in Holding Company Debt:** HC2 has funded Mr. Falcone's haphazard acquisitions with an excessive amount of debt that is poised to bankrupt the Company.

- **Staggering 11.5% Borrowing Rate:** HC2's high cost of capital, which we attribute to Mr. Falcone's dismal track record and unreliability, continues to punish stockholders.

- **Haphazard and Questionable Acquisitions:** In addition to pouring enormous amounts of capital into highly-regulated industries (despite HC2's numerous regulatory issues), Mr. Falcone has overseen under-disclosed investments in entities such as ARCOT Finance (a gem business located in the Company's Park Avenue headquarters) and Wheels Up (a private aviation company).

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[1] Bloomberg; TSR reflects share price and performance up until January 14, 2020, which is the day before the Percy Rockdale 13D was filed with the Securities and Exchange Commission. TSR assumes dividends reinvested.

- **80-90% Net Asset Value Discount:** HC2's shares trade at a persistent discount to Net Asset Value of 80-90% based on a sum-of-the-parts valuation previously established by B. Riley FBR, Inc.[2]

- **$25-30 Million in Annual Overhead:** HC2's egregious overhead costs are at least $15-$20 million more than we estimate they can be under a new leadership team.

- **$2.7 Million in Payments to Harbinger:** HC2's Board authorized $2.7 million in payments to Harbinger Capital Partners in 2019 under an opaque "Services Agreement." This is only a portion of payments that have been made to Mr. Falcone's hedge fund business.

Overview of Our World-Class Slate's Expertise and Qualifications

Our presentation highlights the opportunity for HC2 stockholders to put in place a new Board with the ideal mix of skills and qualifications desperately needed to bring about real change at HC2. Each member of our slate was recruited because he or she possesses the independent perspectives, specific experience, and strategic vision required to unlock value for stockholders:

George R. Brokaw: Mr. Brokaw is a proven transaction advisor and public company director with deep expertise in broadcasting, telecommunications, and other sectors HC2 invests in. *If elected, Mr. Brokaw will take on the role of Lead Independent Director and Chairperson of the Audit & Finance Committee.*

Kenneth S. Courtis: Mr. Courtis is a world-class investment strategist and corporate governance expert with cross-sector asset management, risk mitigation and construction and energy industry experience that can help optimize HC2's portfolio. *If elected, Mr. Courtis will take on the role of Chairman of the Board.*

Michael Gorzynski: Mr. Gorzynski is a premier cross-sector investor and insurance expert with corporate turnaround experience and extensive knowledge of HC2's history, governance, holdings, financial performance, and strategic lapses. *If elected, Mr. Gorzynski will take on the role of Board Member and Interim Chief Executive Officer of HC2.*

Robin Greenwood: Mr. Greenwood is a leading corporate governance authority and strategic advisor with a vision for helping streamline and optimize HC2's holding company operations. *If elected, Mr. Greenwood will establish and lead as Chairperson of the Governance, Compensation & Nominating Committee.*

Liesl Hickey: Ms. Hickey is a leading regulatory affairs and policy strategist with vast relationships and experience across the highly-regulated segments that HC2 invests in. *If elected, Ms. Hickey will establish a government affairs function at HC2. Ms. Hickey will establish and lead as Chairperson of the Regulatory & Stakeholder Responsibility Committee.*

Jay Newman: Mr. Newman is an accomplished investor and lawyer with considerable expertise in debt management and reduction strategies across the sectors HC2 invests in. *If elected, Mr. Newman will establish and lead as Chairperson of the Risk & Compliance Committee.*

A summary of our slate's superior strengths is as follows:

	Asset Mgmt. Expertise	Corporate Governance Expertise	Debt Restructuring Expertise	Regulatory Affairs Expertise	Broadcast Sector Experience	Energy Sector Experience	Infrastructure Sector Experience	Insurance Sector Experience	Telecom Sector Experience

[2] A sum-of-the-parts valuation of $12.50 was set forth by B. Riley FBR, Inc. in its February 10, 2020 report.

George Brokaw	Yes	Yes	Yes	Yes	Yes	Yes			Yes
Kenneth Courtis	Yes	Yes	Yes	Yes		Yes	Yes	Yes	Yes
Michael Gorzynski	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Robin Greenwood		Yes	Yes	Yes				Yes	
Liesl Hickey				Yes	Yes	Yes	Yes		
Jay Newman	Yes		Yes	Yes		Yes	Yes		

Overview of Our Nominees' Strategy for Unlocking an Estimated $9 Per Share in Value

Based on their applicable skills and robust experience, our nominees have been able to develop a comprehensive strategy to help HC2 avert financial ruin and unlock the true potential of its core assets. If elected to the Board, our nominees plan to enhance holding company operations and cut costs, monetize non-core assets to generate needed liquidity, systematically reduce debt, and implement disciplined asset management principles. We have established a 100-day transition plan to keep us laser-focused on these near-term and long-term priorities, which will enhance value and return capital to HC2 stockholders.

Key elements of our strategic plan include:

1. **Reduce go-forward annual overhead by 75% right away.** We are prepared to target the reduction of excessive overhead costs immediately through substantial cuts to executive compensation, annual director fees and Board costs, real estate and related party fees, and opaque administrative expenditures.

2. **Generate up to $500 million in liquidity over 3-12 months.** We are well-positioned to pursue sources of non-core liquidity, including through divestitures and transactions involving assets that we believe are largely unaffected by the current economic environment.

3. **Re-focus the portfolio on the crown jewels within 12 months.** We will focus resources on three core, EBITDA-positive assets that can grow or be monetized in time: DBM Global Inc., Continental General Insurance Co, and American Natural Gas, LLC.

Our slate intends to use capital from these initiatives to repay HC2's more than $400 million in holding company debt and ultimately return cash to stockholders. Although the current Board claims to be at a pivot point, there is no need for stockholders to continue to rely on the Company's persistent "roll the dice" approach. It is a time for a better HC2.

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We urge HC2 stockholders to consent to all three proposals on the GREEN consent card and return it in your postage-paid envelope provided. The consent deadline is May 7, 2020.

Should you have any questions or need assistance with voting, please contact Saratoga Proxy Consulting LLC at (888) 368-0379 or (212) 257-1311 or by email at info@saratogaproxy.com.

PROTECT YOUR INVESTMENT. SIGN, DATE AND RETURN YOUR FILLED OUT GREEN CONSENT CARD TODAY.

FORWARD-LOOKING STATEMENTS

Any statements contained herein that do not describe historical facts, including future operations, are neither promises nor guarantees and may constitute "forward-looking statements" as that term is defined in the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements may include words such as "may," "might," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue," the negative of these terms and other comparable terminology. There is no assurance or guarantee with respect to the prices at which any securities of the Issuer will trade, and such securities may not trade at prices that are stated, estimated or implied herein. Any such forward-looking statements contained herein are based on current assumptions, estimates and expectations, but are subject to a number of known and unknown risks and significant business, economic and competitive uncertainties that may cause actual results to differ materially from expectations. Numerous factors could cause actual future results to differ materially from current expectations expressed or implied by such forward-looking statements, including the risks and other risk factors detailed in various publicly available documents filed by the Issuer from time to time with the Securities and Exchange Commission (SEC), which are available at www.sec.gov, including but not limited to, such information appearing under the caption "Risk Factors" in Issuer's Annual Report on Form 10-K filed with the SEC on March 16, 2020. Any forward-looking statements should be considered in light of those risk factors. MG Capital cautions readers not to rely on any such forward-looking statements, which speak only as of the date they are made. MG Capital disclaims any intent or obligation to publicly update or revise any such forward-looking statements to reflect any change in Issuer expectations or future events, conditions or circumstances on which any such forward-looking statements may be based, or that may affect the likelihood that actual results may differ from those set forth in such forward-looking statements.

Contacts

For Investors:

Saratoga Proxy Consulting LLC
John Ferguson / Joe Mills, 212-257-1311
jferguson@saratogaproxy.com / jmills@saratogaproxy.com

For Media:

Profile
Greg Marose / Charlotte Kiaie, 347-343-2999
gmarose@profileadvisors.com / ckiaie@profileadvisors.com

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